UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: August 28, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated August 28, 2014, entitled “Announcement of 2014 Interim Results (Unaudited)”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Announcement of 2014 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY
	First half of 2014	% change over First half of 2013

Net production of oil and gas*	211.6 million BOE	6.8%
Oil and gas sales	RMB117.10 billion	5.7%
Consolidated net profit	RMB33.59 billion	(2.3%)
Basic earnings per share	RMB0.75	(2.3%)
Diluted earnings per share	RMB0.75	(2.3%)
Interim dividend (tax inclusive)	HK$0.25 per share	—

*      Including our interest in equity-accounted investees, which is approximately 8.5 million BOE.

CHAIRMAN’S STATEMENT

Dear Shareholders,

During the first half of 2014, the world’s economic growth continued to improve slowly. The Chinese economy gradually stabilized. International oil prices have been stable and rising. Faced with a complex macro-economic environment, the Company has executed its “New Leap Forward” strategy in a solid way and achieved satisfactory results.

Early this year, the Company carefully assessed the possible impacts of the macro-economic environment on its production and operation. In view of the rapidly rising costs in the past few years, we designated year 2014 as the “Year of Quality and Efficiency”, requiring staff at all levels to make greater efforts in cost-control and efficiency enhancement. In the first half of the year, we have carefully delineated different areas of responsibilities, developed effective measurements, advanced meticulous management and raised the level of awareness of all our employees on the goals of the Company. Initial achievements have been made through our solid and effective work.

The Company made solid progress in overall operation. On exploration, the Company continued the success in offshore China and made several medium and large scale new discoveries, further solidify the resource foundation of the Company’s “New Leap Forward” strategy. Commercial discoveries were also gradually made in overseas exploration and became a new source for the Company’s reserves addition.

On development and production, the Company overcame the challenges of less new start-up projects and managed the natural decline of mature oil and gas fields to maintain steady growth in oil and gas production as compared to the first half of 2013. Major oil and gas fields in offshore China maintained relatively high production efficiency and fundamental production remained stable. The integration of Nexen has progressed smoothly and the overall production was in line with our expectation, which provided strong support to the production growth of the Company. The construction of new projects progressed smoothly and is expected to add new momentum for the Company’s production growth in the second half of the year and in the years to come.

The Company has also maintained satisfactory earning capability and kept a healthy financial position. Benefiting from steady oil and gas production growth and rising international oil prices, net profit amounted to RMB33.59 billion despite of a mild increase in cost per barrel. In view of the financial condition and in accordance with the dividend policy of the Company, the Board of Directors has declared an interim dividend of HK$0.25 per share (tax inclusive) for the first half of 2014.

The Company has always placed health, safety and environmental protection as its top priority. For the first half of the year, the Company has increased its efforts in monitoring and detecting hidden problems for pipeline and other operation facilities and ensured safety of the employees and stable production under complicated environment. In overseas, we strengthened our security measures and improved emergency response plan in areas where the overall situation is unstable, and ensured safety of our employees and the stable operation of our projects.

Dear shareholders, the Company is making a steady stride on its new development journey. We will work hard to strengthen our management, enhance the quality and efficiency of the development of the Company to create greater value for our shareholders.

WANG Yilin
Chairman

Hong Kong, 28 August 2014

CEO’S STATEMENT

Dear Shareholders,

During the first half of 2014, we have actively pushed ahead different areas of our business in accordance with our theme of the year — “Year of Quality and Efficiency”. Good progress was made in the areas of production and operation and a healthy financial position was maintained.

Review of the first half of the year

With the hard work and dedication of our entire staff, the Company has achieved smooth progress and good results in exploration, development and production for the first half of the year.

In the area of exploration, eight new discoveries and 20 successful appraisal wells were made in offshore China. Of these, Lingshui 17-2, located in Qiongdongnan Basin in Western South China Sea, was successfully tested and expected to be the first large-sized deepwater gas field made by our independent exploration. Luda 16-3 south structure, located in the southern Liaodong Bay in Bohai, is expected to be a medium-sized discovery after further appraisals. Another discovery, Kenli 16-1 structure, located along the southern slope of Laizhou Bay Sag in Bohai, reflects the good exploration potential of the area. Overseas, one new discovery and three successful appraisal wells were obtained, which will make contribution to the Company’s reserve growth.

On development and production, the Company’s net production of oil and gas reached 211.6 million BOE in the first half of the year, representing an increase of 6.8% year over year. Production volume in offshore China remained stable while production overseas continued to grow. In particular, the Long Lake project in Canada, the Eagle Ford project in the U.S. and the Missan oilfields in Iraq provided considerable support to the Company’s production growth.

The construction of new projects also progressed smoothly. Up to now, Kenli 3-2 oilfields, Panyu 10-2/5/8 and Wenchang 13-6 projects that were planned to be on stream within the year have already commenced production successfully. Of which, Kenli 3-2 oilfields is the first regional development project in offshore China, which confers the benefits of expanding rolling exploration, lowering oil and gas field development costs and enhancing economic efficiency. Other projects progressed on schedule.

Regarding the Company’s financial performance, oil and gas sales for the first half of the year reached RMB117.10 billion, representing an increase of 5.7% year over year. The increase was primarily attributable to the production growth and higher realized oil and gas prices. Due to rising costs, net profit for the period amounted to RMB33.59 billion and earnings per share were RMB0.75, representing a decline of 2.3% year over year. All-in cost was US$43.20 per BOE, representing an increase of 2.0% year over year.

Meanwhile, the Company has continued to implement the integration of Nexen, especially in the areas of management, resources development and corporate culture. Nexen’s KPIs of safety and environmental protection reached the history high. Production efficiency of Buzzard oilfield in the U.K. North Sea was further enhanced, and production operations of Long Lake oil sands project in Canada continued to improve. Overall progress reached the Company’s expectation.

Outlook for the second half of the year

There still exist uncertainty and challenges in the external environment for the Company’s business development in the second half of the year. Factors such as typhoons may adversely affect the production of the Company, and the difficulties in cost control should not be underestimated. We will unite our efforts and work hard to meet our annual production and business targets. To achieve this, the Company will focus its efforts in the following areas:

First, adhering to the theme of “Year of Quality and Efficiency”, we will continue to focus on improving the quality of our development, increasing our efficiency and making long-term efforts in cost control.

Second, we will speed up the appraisal of key exploration targets to ensure reserve additions. Meanwhile, we will strengthen exploration in new areas to pave the way for sustainable growth for the Company.

Third, we will steadily carry forward the construction of new projects and stablize production of matured oil and gas fields. We will also work effectively to minimize the impacts of negative factors such as typhoons on our production and strive to meet our production target for the year.

Fourth, we will strengthen our health, safety and environmental protection management to ensure safe and environmental friendly operation.

In summary, we will continue to strengthen our management, improve our quality and efficiency in order to meet various production and operation targets for year 2014, and continue to build a strong foundation for sustainable growth for the Company.

LI Fanrong
Chief Executive Officer

Hong Kong, 28 August 2014

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2014 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT
OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 30 JUNE 2014
(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2014	2013
		(Unaudited)	(Unaudited)
REVENUE
Oil and gas sales	2	117,095	110,799
Marketing revenues	2	19,673	26,586
Other income		2,032	1,642

		138,800	139,027

EXPENSES
Operating expenses		(14,685)	(13,060)
Taxes other than income tax	4(ii)	(7,793)	(7,486)
Exploration expenses		(4,742)	(4,360)
Depreciation, depletion and amortisation		(27,966)	(26,440)
Special oil gain levy		(11,971)	(11,871)
Crude oil and product purchases	2	(18,481)	(25,614)
Selling and administrative expenses		(3,424)	(3,276)
Others		(1,289)	(1,284)

		(90,351)	(93,391)

PROFIT FROM OPERATING ACTIVITIES		48,449	45,636
Interest income		577	556
Finance costs	3	(2,302)	(1,461)
Exchange (loss)/gain, net		(163)	787
Investment income		1,253	1,224
Share of profits of associates		85	116
Share of profit of a joint venture		533	645
Non-operating income, net		215	264

PROFIT BEFORE TAX		48,647	47,767
Income tax expense	4(i)	(15,054)	(13,384)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		33,593	34,383

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss:
Net gain/(loss) on available-for-sale financial assets, net of tax		1,358	(681)
Exchange differences on translation of foreign operations		1,261	(2,467)
Share of other comprehensive income/(expense) of associates		3	(30)

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE PERIOD, NET OF TAX		2,622	(3,178)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		36,215	31,205

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	5	0.75	0.77
Diluted (RMB Yuan)	5	0.75	0.77

Details of the interim dividends declared for the period are disclosed in note 10.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
30 JUNE 2014
(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2014 (Unaudited)	2013 (Audited)
NON-CURRENT ASSETS
Property, plant and equipment		437,914	419,102
Intangible assets		16,786	17,000
Investments in associates		4,038	4,094
Investment in a joint venture		21,025	20,303
Available-for-sale financial assets		8,648	6,798
Deferred tax assets		2,344	2,729
Other non-current assets		5,525	4,895

Total non-current assets		496,280	474,921

CURRENT ASSETS
Inventories and supplies		10,179	9,153
Trade receivables	6	35,041	34,136
Derivative financial assets		493	329
Available-for-sale financial assets		59,654	51,103
Other current assets		14,928	11,295
Time deposits with maturity over three months		21,078	26,218
Cash and cash equivalents		25,559	14,318

Total current assets		166,932	146,552

CURRENT LIABILITIES
Loans and borrowings	8	27,702	49,841
Trade and accrued payables	7	49,970	48,558
Derivative financial liabilities		292	220
Other payables and accrued liabilities		27,534	16,914
Taxes payable		15,267	13,415

Total current liabilities		120,765	128,948

NET CURRENT ASSETS		46,167	17,604

TOTAL ASSETS LESS CURRENT LIABILITIES		542,447	492,525

NON-CURRENT LIABILITIES
Loans and borrowings	8	106,136	82,011
Provision for dismantlement		43,608	41,146
Deferred tax liabilities		23,859	25,362
Other non-current liabilities		2,349	2,386

Total non-current liabilities		175,952	150,905

NET ASSETS		366,495	341,620

EQUITY
Equity attributable to owners of the parent
Issued capital	9	43,081	949
Reserves		323,414	340,671

TOTAL EQUITY		366,495	341,620

NOTES
30 JUNE 2014
(All amounts expressed in millions of Renminbi, unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2014 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting and Hong Kong Accounting Standard 34 (“HKAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2013.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2013. The adoption of amendments to standards and interpretation effective for the current interim period commenced from 1 January 2014 does not have any material impact on the accounting policy adopted, interim financial position or performance of the Group.

2.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group's share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income. In addition, the Group's trading activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value of the derivative contracts is also included in marketing revenue.

3.	FINANCE COSTS

Accretion expenses of approximately RMB1,150 million (six months ended 30 June 2013: approximately RMB893 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2014.

4.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2013: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Operating subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 62%.

4.	TAX (continued)

(ii)	Other taxes

The Company's PRC subsidiaries pay the following other taxes and dues:

-	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

-
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts;

-
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011;

-	Export tariffs at the rate of 5% on the export value of petroleum oil;

-	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;

-	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

-	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

-	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries include royalties as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditures.

5.	EARNINGS PER SHARE

	Six months ended 30 June
	2014	2013
	(Unaudited)	(Unaudited)
Earnings:
Profit for the period attributable to
ordinary equity holders for the basic and
diluted earnings per share calculation	33,593	34,383

Number of shares:
Weighted average number of ordinary shares for
the purpose of basic earnings per share	44,647,455,984	44,646,305,984
Effect of dilutive potential ordinary shares under
the share option schemes	89,768,572	139,277,790

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,737,224,556	44,785,583,774

Earnings per share – Basic (RMB Yuan)	0.75	0.77

– Diluted (RMB Yuan)	0.75	0.77

6.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

As at 30 June 2014 and 31 December 2013, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

7.	TRADE AND ACCRUED PAYABLES

As at 30 June 2014 and 31 December 2013, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

8.	LOANS AND BORROWINGS

(a)
The principal amount of US$1,250 million of 1.625% guaranteed notes due in 2017, the principal amount of US$2,250 million of 4.250% guaranteed notes due in 2024 and the principal amount of US$500 million of 4.875% guaranteed notes due in 2044 were issued by CNOOC Nexen Finance (2014) ULC, a wholly-owned subsidiary of Nexen Energy ULC in April 2014. The obligations of CNOOC Nexen Finance (2014) ULC in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(b)
In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007 in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000. With the prepayment of portion of bank loans on 31 January 2014, the total maximum guarantee cap of the Company decreased to approximately US$164,888,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. With the prepayment of portion of bank loans on 31 January 2014, the amount of the standby letters of credit decreased to US$30 million.

9.	ISSUED CAPITAL

Shares	Number of shares	Share capital		Issued share capital equivalent of
		HK$ million		RMB million

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2013	75,000,000,000	1,500

Ordinary shares with no par value as at 30 June 2014	75,000,000,000	N/A	*

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2013	44,646,305,984	893		949
Exercise of share options	1,150,000	-		-

As at 31 December 2013 (audited)	44,647,455,984	893		949

Transfer from share premium and capital redemption reserve upon abolition of par value	-	40,436		42,132

As at 30 June 2014 (unaudited)	44,647,455,984	41,329		43,081

*   The Hong Kong Companies Ordinance (Chapter 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

10.	DIVIDENDS

On 28 August 2014, the board of Directors (the “Board”) declared an interim dividend of HK$0.25 (tax inclusive) per share (six months ended 30 June 2013: HK$0.25 (tax inclusive) per share), totalling approximately HK$11,162 million (tax inclusive) (equivalent to approximately RMB8,860 million (tax inclusive) (six months ended 30 June 2013: approximately RMB8,891 million (tax inclusive)), based on the number of issued shares as at 30 June 2014.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People's Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

11.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business.  The Group reports the business through three operating segments: exploration and production (“E&P”), trading business and corporate. These segments are determined primarily because the Group's chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss.

The following table presents revenue, profit and assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)	2014 (Unaudited)	2013 (Unaudited)
Segment revenue
Sales to external customers:
Oil and gas sales	117,095	110,799	-	-	-	--	-	-	117,095	110,799
Marketing revenues	-	-	19,673	26,586	-	-	-	-	19,673	26,586
Intersegment revenues	8,121	7,657	-	-	-	-	(8,121)	(7,657)	-	-
Other income	1,466	1,362	87	125	487	161	(8)	(6)	2,032	1,642

Total	126,682	119,818	19,760	26,711	487	161	(8,129)	(7,663)	138,800	139,027

Segment result
Profit for the period	40,941	39,912	519	490	456	2,570	(8,323)	(8,589)	33,593	34,383

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information
Segment assets	491,393	477,559	9,898	11,205	372,468	361,065	(210,547)	(228,356)	663,212	621,473

Segment liabilities	(352,103)	(315,805)	(8,206)	(8,499)	(134,110)	(137,345)	197,702	181,796	(296,717)	(279,853)

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2014 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. The interim results for the six months ended 30 June 2014 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in note 8 – Loans and Borrowings in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2014.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2014, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.1 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provision A.4.1 and the reason for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the directors of the Company (the “Directors”) are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years (with the exception of Mr. Kevin G. Lynch, who was appointed on 1 March 2014 and was re-elected at the annual general meeting of the Company on 23 May 2014). Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2014, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, the change in information of Directors of the Company during the six months ended 30 June 2014 is set out below:

Name of Director	Details of Changes

Lv Bo	Appointed as non-executive director of the Company and member of the Remuneration Committee with effect from 1 January 2014

Zhang Jianwei	Appointed as non-executive director of the Company with effect from 1 January 2014

Wang Jiaxiang	Appointed as non-executive director of the Company with effect from 1 January 2014

Zhou Shouwei	Retired as non-executive director of the Company with effect from 1 January 2014

Wu Zhenfang	Retired as non-executive director of the Company and member of the Remuneration Committee with effect from 1 January 2014

Kevin G. Lynch	Appointed as independent non-executive director of the Company and member of the Nomination Committee with effect from 1 March 2014

Wang Tao	Retired as independent non-executive director of the Company and member of the Nomination Committee with effect from 1 March 2014

Kevin G. Lynch	Appointed as director of Canadian National Railway Company on 23 April 2014

CHANGES IN SENIOR MANAGEMENT

During the six months ended 30 June 2014, there was a change in senior management.

With effect from 23 May 2014, Mr. Fang Zhi ceased to serve as an executive vice president of the Company.

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2013, other than those disclosed in this announcement and the 2014 interim report of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 15 September 2014 (Monday) to 19 September 2014 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 12 September 2014 (Friday). The interim dividend will be paid on or around 16 October 2014 (Thursday) to shareholders whose names appear on the register of members on 19 September 2014 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2014 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2014 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 19 September 2014 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2014 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the individual income tax in respect of the 2014 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 19 September 2014.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 12 September 2014 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 19 September 2014. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board Zhong Hua Joint Company Secretary

Hong Kong, 28 August 2014

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors WangYilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Zhang Jianwei Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2013 Annual Report on Form 20-F filed on 17 April 2014. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.